                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               SVI HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of class of securities)

                                    784872 103
                                 (CUSIP number)


                              Russell A. Schechter
                        7979 Ivanhoe Avenue, Suite 500
                           La Jolla, California 92037
                                 (619) 551-2365
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               December 4, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                                  SCHEDULE 13D


CUSIP No.     784872 103                                      PAGE 2
PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Softline Limited
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) []
                                                                       (b) []
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS
        AF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Republic of South Africa
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                      7   SOLE VOTING POWER
                            16,536,000
     NUMBER OF
----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY
----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              16,536,000
       PERSON
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        WITH          10  SHARED DISPOSITIVE POWER
                            0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        16,536,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        59.27%
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  14  TYPE OF REPORTING PERSON
        CO
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

                                                             PAGE 3
ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Shares"), of SVI Holdings, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7979 Ivanhoe Avenue, Suite 500, La Jolla CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)The entity filing this schedule 13D is Softline Limited.

      (b)-(c)Softline Limited is a South African company. The business address of the company is Softline House, 16 Commerce Crescent, Eastgate Extension 13, Sandton, 2148, South Africa.

      (d)The entity filing this schedule 13D has not been convicted in the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)No member of the entity filing this schedule 13D was a party, during the last five years, to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Softline Limited acquired its shares of the Company's common stock pursuant to agreements which resulted in a change of control of the Company. The Company filed Form 8-K regarding this transaction on October 24, 1997.

     On October 24, 1997, SVI Holdings, Inc. (the "Company") and certain of its stockholders entered into a series of interlocking agreements with Softline Limited ("Softline") and Hosken Consolidated Investments Limited ("HCI") as described in more detail below. Both Softline and HCI are South African companies listed on the Johannesburg Stock Exchange (the "JSE").

     These agreements provide for the acquisition in total by Softline of approximately 16.5 million shares of the outstanding common stock of the Company, of which approximately 12.5 million shares are being issued by the Company. This will represent approximately 60% of the Company's outstanding common stock. Softline will acquire five million shares of the Company's common stock in exchange for all of the capital stock of IBIS Systems Limited, a United Kingdom company ("IBIS"), which specializes in the development of software solutions for the construction and heavy equipment rental industries. In addition, Softline will acquire approximately 7.5 million shares of the Company's common stock in exchange for cash in the amount of approximately $7.3 million and the worldwide distribution rights (excluding Africa) to the Brilliant accounting package and certain technology related to Brilliant. Finally, Softline will acquire from certain stockholders of the Company, including members of the Board of Directors and the Company's current majority stockholder, an additional four million shares of the Company's common stock in exchange for cash and Softline shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        The purpose of the transaction was for the Company to acquire IBIS, the technology rights to the Brilliant range of accounting software and additional capital.

         (a) Softline has been granted an option to acquire an additional 203,000 shares of the common stock of SVI Holdings, Inc. at an exercise price of $2.00 per share.

         (b) As part of the agreements entered into on October 24, 1997 (the "Agreements"), the Company acquired 100% of the issued capital of IBIS from Softline in exchange for 5,000,000 shares in the common stock of SVI Holdings, Inc.

         (c) The Company will dispose of it remaining interest in Softline comprising 19,876,000 shares for cash. Proceeds on the sale of the Softline shares will realize approximately $6 million and result in a pre-tax gain of approximately $4,5 million in the first quarter of the 1998 financial year.

         (d) None

         (e) As a result of the Agreements, the company will issue an additional 12,536,000 shares of the Common Stock of the Company.

         (f) None

         (g) Not Applicable

         (h) Not Applicable

         (i) None

         (j) None

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 16,536,000 Shares, constituting 59.27% of the outstanding Shares (the percentage of Shares owned being based upon 27,897,648 Shares outstanding at December 1, 1997). The Reporting entity may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
----                   ----------------          -----------------------------
Softline Limited            16,536,000                      59.27%

        (b) Not Applicable

        (c) The following transaction in the issuer common stock was effected within 60 days of the date of this statement:

     Date      No.of Shares   Sale/Purchase  Price per Share
     12/04/97  16,536,000          Purchase       2.00

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed in this Schedule, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.








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                                              PAGE 5


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                INDEX TO EXHIBITS

Exhibit
Number                             Description
--------                           -----------

1         Sale of Shares Agreement between Softline and the Company for the acquisition of IBIS.
2         Share Swap Agreement between the Company and Softline for the trade of 7,536,000 SVI Shares for 22,130,448 shares in Softline.
3         Renunciation agreement between SVI, HCI and Softline providing for the sale of 22,130,448 Softline shares to HCI.
4         Subscription Agreement.
5         Agreement between SVI, HCI and Softline recording that all the other agreements are indivisible.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: December 10,1997

/s/Ivan Epstein
-------------------

Softline Limited

By:/s/ Ivan Epstein
   ----------------------